Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

     We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-4) and related Prospectus of Amgen Inc. for the registration of Zero Coupon Convertible Notes due 2032 and to the incorporation by reference therein of our reports dated March 4, 2005, with respect to the consolidated financial statements and schedule of Amgen Inc., Amgen Inc. management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of Amgen Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2004, filed with the Securities and Exchange Commission.

/s/ ERNST & YOUNG LLP

Los Angeles, CA
March 10, 2005